DECHERT LLP

1775 I Street, N.W.

Washington, D.C. 20006

(202) 261-3300

December 22, 2006

VIA EDGAR CORRESPONDENCE

Ms. Patricia P. Williams

U.S. Securities and Exchange Commission

Division of Investment Management

Washington, D.C. 20549

Re:            The Weitz Funds (the “Registrant)

(Registration Nos. 333-107797 and 811-21410)

Dear Mrs. Williams:

This letter responds to the comments that you recently provided telephonically regarding Post-Effective Amendment No. 9 to the Registrant’s Registration Statement on Form N-1A which was filed pursuant to Rule 485(a) on October 13, 2006 in connection with the Registrant’s proposed new investment series, the Nebraska Tax-Free Income Fund (the “New Fund”).  Summaries of the comments, and the responses thereto, are provided below.

Prospectus

1.             Comment.  Page 3 – “Principal Investment Strategies”:  In the first sentence of that section, after “80% of its net assets”, add “plus the amount of any borrowings for investment purposes” in accordance with the definition of “assets” in Rule 35d-1 of the Investment Company Act of 1940.  Make corresponding changes elsewhere in the filing as appropriate.

Response.  The requested changes have been made.

2.             Comment.  Page 4 – “Principal Risks”:  Under the section titled “Interest Rate Risk”, add disclosure reflecting that, in general, bond prices tend to rise when interest rates fall and they tend to fall when interest rates rise.

Response.  The requested disclosure has been added.

3.             Comment.  Page 6 – “Performance of Predecessor Partnership”:  If applicable, indicate if the fees of the Predecessor Partnership were less than the fees of the New Fund and indicate the results if they were less.

Response.  No additional disclosure is required in response to this comment as it is not applicable.

4.             Comment.  Page 9 – “Principal Risks”:  Under the section titled “Nebraska State-Specific Risk”, provide additional risk disclosure here because this disclosure is identical to the disclosure provided in the Summary section.

Response.  The requested additional disclosure has been added.

Statement of Additional Information (“SAI”)

5.             Comment.  Page 3 – “Investment Objective and Strategy”:  If the New Fund’s investment objective may be changed without shareholder approval, so state.

Response.  Pursuant to Rule 35d-1, the New Fund’s investment objective is deemed to be a fundamental investment policy and therefore cannot be changed without a shareholder vote.  Accordingly, no additional disclosure is required.

6.             Comment.  Page 17 - “Portfolio Management”:  Under the section titled “Portfolio Manager Conflicts of Interest”, if applicable, indicate whether portfolio managers receive any performance-related compensation, and, if they do not, so state.

Response.  Disclosure has been added indicating that portfolio manager’s do not receive performance-related compensation.

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I trust that the foregoing is responsive to each of your comments.

Please be advised that the undersigned hereby acknowledges, on behalf of the Registrant, with respect to the foregoing, that:

•                  the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the filing that was made;

•                  SEC Staff comments or changes to disclosure in response to SEC Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing made; and

•                  the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*              *              *              *

Thank you again for your prompt attention to this matter.  Please note that the Registrant intends to file a subsequent Post-Effective Amendment to it Registration Statement on Form N-1A in order to reflect the foregoing responses to the comments that you have provided.

Please do not hesitate to contact the undersigned by telephone at (202) 261-3364 with any questions or comments you may have regarding the New Fund or the filing.

Very truly yours,

/s/ Patrick W.D. Turley